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                           ACADIA PHARMACEUTICALS INC.
                         3911 SORRENTO VALLEY BOULEVARD
                               SAN DIEGO, CA 92121

August 31, 2001

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Judiciary Plaza
Mail Stop 4-6, Room 4311
450 Fifth Street, N.W.
Washington, D.C.  20549-0306
Attn:  Jeffrey P. Riedler

RE:      ACADIA PHARMACEUTICALS INC.
         REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-52492)
         REQUEST FOR WITHDRAWAL

Dear Mr. Riedler:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, ACADIA Pharmaceuticals Inc. (the "Registrant") hereby requests withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-52492) filed with the Securities and Exchange Commission on December 21, 2000, and amended on February 5, 2001, on the grounds that current market conditions do not support a public offering of the Registrant's Common Stock at this time.

If you should have any questions regarding this application, please contact D. Bradley Peck or Glenn F. Baity of Cooley Godward LLP at (858) 550-6000.

Sincerely,

ACADIA PHARMACEUTICALS INC.


By:      /s/ Uli Hacksell
       ----------------------------------------------
         Uli Hacksell, Ph.D.
         Chief Executive Officer


cc:      D. Bradley Peck
         Glenn F. Baity
         Faye H. Russell
         Jeffrey C. Thacker
         N. Sean Harrison